Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 of SmartStop Self Storage, Inc. (File No. 333-191313) of our report dated March 25, 2015 with respect to the consolidated balance sheets of SmartStop Self Storage, Inc. and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2014 and the financial statement schedule as of December 31, 2014, which report is included in this Annual Report on Form 10-K of SmartStop Self Storage, Inc. for the year ended December 31, 2014.

/s/ CohnReznick LLP

Los Angeles, California

March 25, 2015